Exhibit 17.3

Thomas W. Hallagan

[Address omitted]

February 5, 2009

Board of Directors

AMERISAFE, Inc.

2301 Highway 190 West

DeRidder, Louisiana 70634

Attn: Austin P. Young, Audit Committee Chair

Gentlemen:

During the telephonic Board meeting earlier today, we discussed my talking points draft memorandum, dated January 14, 2009, and in particular, my use of the word fraud in that memorandum. My concerns related to the possibility of the occurrence of fraud at the Company.

To clarify my talking points draft memorandum and to confirm my statement during the Board meeting, I am not currently aware of any evidence of fraud occurring at any level of the Company, the Board or management, either related to concerns identified in my memorandum or otherwise.

Very truly yours,

/s/ Thomas W. Hallagan

Thomas W. Hallagan